Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-276430 and 333-276597

PROSPECTUS SUPPLEMENT NO. 1

(TO PROSPECTUS DATED JANUARY 19, 2024)

C3IS INC.

This is a supplement (“Prospectus Supplement”) to the prospectus, dated January 19, 2024 (“Prospectus”), of C3is Inc. (the “Company”), which forms a part of the Company’s Registration Statement on Form F-1 (Registration Nos. 333-276430 and 333-276597), as amended or supplemented from time to time. This Prospectus Supplement is being filed to update and supplement the information included in the Prospectus with the information contained in our Report on Form 6-K, furnished to the U.S. Securities and Exchange Commission on February 22, 2024 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this Prospectus Supplement.

This Prospectus Supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 18 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 22, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number 001-41717

C3IS INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

The press release issued by C3is Inc. on February 22, 2024, announcing it has been granted an 180-day extension by NASDAQ to regain compliance with minimum bid price rule, is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

99.1	Press Release, dated February 22, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2024

C3IS INC.

By:	/s/ Nina Pyndiah
Name:	Nina Pyndiah
Title:	Chief Financial Officer

Exhibit 99.1

C3is Inc.

C3IS INC. GRANTED 180-DAY EXTENSION BY NASDAQ TO REGAIN COMPLIANCE WITH MINIMUM BID PRICE RULE

Athens, Greece, February 22, 2024 – C3is Inc. (Nasdaq: CISS) (the “Company”), a ship-owning company providing dry bulk and crude oil tanker seaborne transportation services, today announced that the Company received formal notification from the Listing Qualification Department of the Nasdaq Stock Market (“Nasdaq”) notifying the Company that it has been granted an additional 180-day compliance period, or until August 19, 2024, to regain compliance with the minimum $1.00 bid price per share requirement of Nasdaq’s Marketplace Rule 5550(a)(2) (the “Rule”).

If at any time until August 19, 2024, the bid price of the Company’s common stock closes at or above $1.00 per share for a minimum of 10 consecutive trading days, the Company will regain compliance with the Rule, and the matter will be closed.

In accordance with Nasdaq Marketplace Rule 5810(c)(3)(A), Nasdaq staff determined that the Company was eligible for an additional 180-day period to regain compliance based on the Company meeting the continued listing requirement for the market value of publicly held shares and all other applicable requirements for initial listing on the Nasdaq Capital Market, with the exception of the bid price requirement, and the Company’s written notice of its intention to cure the deficiency during the second compliance period and, if necessary, do so by effecting a reverse stock split.

If the Company does not meet the minimum bid price requirement during the additional 180-day grace period, Nasdaq will provide written notification to the Company that its shares will be subject to delisting. At such time, the Company may appeal the delisting determination to a Nasdaq Hearings Panel. The Company would remain listed pending the Panel’s decision. There can be no assurance that if the Company does appeal a subsequent delisting determination, that such appeal would be successful.

This current notification from Nasdaq has no immediate effect on the listing or trading of the Company’s shares of common stock, which continue to be listed and trade on The Nasdaq Capital Market.

ABOUT C3IS INC.

C3is Inc. is a ship-owning company providing dry bulk and crude oil seaborne transportation services. The Company owns three vessels, two handysize dry bulk carriers with a total capacity of 64,000 deadweight tons (dwt) and an Aframax oil tanker with a cargo carrying capacity of approximately 115,800 dwt, resulting with a fleet total capacity of 179,800 dwt. C3is Inc.’s shares of Common Stock are listed on the Nasdaq Capital Market and trade under the symbol “CISS.”

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance, including statements regarding the Company’s expectation regarding the intent and plan of the Company to regain compliance with the minimum bid price requirement, and the anticipated actions by the Nasdaq Staff and the Company’s responses and their anticipated outcome, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although C3IS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, C3IS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include risks discussed in our filings with the SEC and the following: the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-dockings, shipyard performance, changes in C3IS INC’s operating expenses, including bunker prices, dry-docking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, the conflict in Israel and Gaza, potential disruption of shipping routes due to ongoing attacks by Houthis in the Red Sea and Gulf of Aden or accidents and political events or acts by terrorists.

Company Contact:

Nina Pyndiah

Chief Financial Officer

C3IS INC.

00-30-210-6250-001

E-mail: info@c3is.pro